Exhibit 99.4

NICE Launches 1CX, An All-In-One UCaaS for $5 Per User Per Month

1CX delivers best-in-class comprehensive communication and collaboration capabilities while integrating seamlessly with NICE’s industry-leading CXone platform

Hoboken, N.J., June 11, 2024 – NICE (Nasdaq: NICE) today announced 1CX, a new Unified Communications as a Service (UCaaS) solution designed for rapid implementation and fast ROI.  This new disruptive offering is priced at a market-shattering $5 per user per month. Paired with NICE’s industry-leading CXone platform, 1CX provides an all-in-one cloud communications solution that eliminates complexity, improves productivity, and elevates every conversation. This innovative offering from NICE delivers a modern, full-featured omnichannel cloud PBX and fully-featured workforce collaboration tools across all devices and channels. By unifying UCaaS and CCaaS from a single vendor, NICE provides an end-to-end communications solution that slashes costs and futureproofs organizations’ success.

1CX enables organizations to connect their workforce, delivering full-service voice, messaging, and video collaboration, including live chat, SMS/MMS, and audio and video conferencing with standard CRM integration. All-in-one Telco, UCaaS, and CCaaS eliminate the friction of moving from screen to screen or downloading extra applications. 1CX delivers a modern, software-based, open standard cloud PBX, integrated softphones and clientless web conferencing. Both hard phone and softphone capabilities are supported, and existing phone numbers can be ported or new ones created.

1CX is already available throughout the United States with multiple customers already live.  1CX will be made available to selected territories outside of the USA in the coming months.

Barry Cooper, President, CX Division, NICE, said, “1CX is the communications solution of the future. By bringing NICE’s leading CCaaS offerings together with UCaaS, we are making communications across an organization effortless and efficient. 1CX is the next generation, professional-grade UCaaS and CCaaS combination that is required for organizations to be able to manage the complexity of the digital era both for customer and internal facing communications.”

Blair Pleasant, President & Principal Analyst, COMMfusion, said, “More and more businesses are looking for a fully-integrated CCaaS and UCaaS offering to streamline and enhance the customer experience. By delivering a comprehensive UCaaS solution with NICE’s award-winning CCaaS offering, 1CX bridges a critical gap in communications experienced by CX organizations. 1CX’s unified communications capabilities enable organization-wide collaboration with a full set of rich features, making it a robust solution for CX organizations to consider going forward.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.